Exhibit 99.1

LightInTheBox Reports First Quarter 2015 Financial Results

Conference Call to be Held at 8:00AM ET on June 5, 2015

BEIJING, June 5, 2015 /PRNewswire/ — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•             Net revenues were $87.6 million, an increase of 7.4% year-over-year. Excluding an $11.7 million year-over-year unfavorable foreign exchange impact, non-GAAP net revenues were $99.3 million, up from non-GAAP net revenues of $81.7 million in the first quarter of 2014

•             Revenues from North America increased by 36.2% year-over-year to $22.3 million

•             Total number of orders grew 43.6% year-over-year to 2.8 million, while the total number of customers who made purchases increased by 32.4% year-over-year to 2.0 million

•             Mobile revenue increased to 30.4% of total net revenues, compared with 23.8% in the same quarter of 2014, and 29.7% in the fourth quarter of 2014

•             Revenues from repeat customers accounted for 46.0% of total net revenues, compared with 37.8% in the same quarter of 2014, and 44.2% in the fourth quarter of 2014

•             Non-GAAP net loss was $8.7 million, compared with non-GAAP net loss of $7.6 million in the same quarter of 2014

•             Non-GAAP net loss per ADS was $0.18, compared with non-GAAP net loss per ADS of $0.15 in the same quarter of 2014

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “During the quarter, we made significant progress under a continued challenging forex environment in many of our markets and in particular Europe. In a quick response to the new macro-economic environment, we successfully implemented a number of measures to improve sourcing and marketing efficiency, lower shipping costs, and selectively reduce operating expenses while keeping a very strong focus on customer satisfaction, in particular repeat customers. We have already seen a definite positive impact on our business during the second quarter and expect this to continue for the rest of the year. We are also actively considering opportunities for strategic business alliances and partnerships to further strengthen our business growth prospects.”

Mr. Robin Lu, Chief Financial Officer of LightInTheBox, added, “We believe that we have turned the corner and expect stronger performance in the second quarter with higher quality revenue, improved gross margins, lower marketing spending as a percentage of revenue, and a significant reduction in operational loss compared with the first quarter of 2015. Our balance sheet remains strong while our operating performance is improving rapidly.”

First Quarter 2015 Financial Results

Net revenues increased 7.4% year-over-year to $87.6 million from $81.5 million in the first quarter of 2014. Excluding an $11.7 million year-over-year unfavorable foreign exchange impact, net revenues were $99.3 million during the first quarter of 2015. The year-over-year increase in net revenues was primarily driven by the consistent performance from the Company’s apparel category, increasing contribution of both repeat and new customer orders, and growth in the Company’s mobile commerce business. Total orders increased 43.6% year-over-year to 2.8 million during the first quarter of 2015, while the total number of customers who made a purchase increased 32.4% year-over-year to 2.0 million. Revenues from repeat customers increased to 46.0% of total net revenues, compared with 37.8% in the same quarter of 2014, while mobile revenue increased to 30.4% of total net revenues, compared with 23.8% for the corresponding period of 2014.

Revenues in the apparel category increased 29.6% year-over-year to $31.7 million for the first quarter of 2015, largely attributable to a strong performance from the ready-to-wear apparel business, but was offset by the impact of unfavorable Euro exchange rate. As a percentage of total net revenues,apparel revenues were 36.2%, compared with 30.0% in the same quarter of 2014. Revenues from other general merchandise decreased by 2.0% year-over-year to $55.9 million during the first quarter of 2015.

Revenues from Europe increased by 0.2% to $54.3 million, representing 61.9% of total net revenues during the first quarter of 2015. Revenues from North America increased by 36.2% to $22.3 million, representing 25.5% of total net revenues during the quarter, while revenues from other countries increased by 0.4% to $11.0 million, representing 12.6% of total net revenues this quarter.

Gross profit for the first quarter of 2015 was $29.8 million, down from $33.7 million in the same period of 2014. Gross margin was 34.0% in the first quarter of 2015, compared with 41.3% in the same quarter of 2014. Excluding the unfavorable foreign exchange impact, gross margin during the first quarter of 2015 was 41.7%. The decrease in gross margin was primarily attributable to a stronger U.S. dollar over the last year and shifts in product mix.

Total operating expenses in the first quarter of 2015 were $51.2 million, compared with $42.3 million in the same quarter of 2014.

•             Fulfillment expenses in the first quarter of 2015 were $6.9 million, compared with $5.0 million in the same quarter of 2014, primarily reflecting the increase in sales volume and the establishment and development of the Company’s overseas fulfillment centers in Warsaw, Poland and Nevada, United States. Fulfillment expenses per order were $2.43, a decline from $2.52 in the same quarter of 2014 and $2.47 from the fourth quarter of 2014.

•             Selling and marketing expenses in the first quarter of 2015 were $31.5 million, compared with $25.9 million in the same quarter of 2014, as a result of the Company’s efforts to grow its customer base and market share. Selling and marketing expenses per order improved to $11.2 from $13.2 in the same quarter 2014.

•             General and administrative (G&A) expenses in the first quarter of 2015 were $12.8 million, compared with $11.4 million in the same quarter of 2014. The increase reflects a one-time severance cost of $0.9 million. As a percentage of total net revenues, G&A expenses were 14.6%, compared with 14.0% in the same quarter of 2014. G&A expenses in the first quarter of 2015 included $5.1 million in technology investments, compared with $3.0 million in the first quarter of 2014, which are important for future growth.

Loss from operations was $21.4 million in the first quarter of 2015, compared with loss from operations of $8.6 million in the same quarter of 2014.

Net loss was $21.6 million in the first quarter of 2015, compared with a net loss of $9.2 million in the same quarter of 2014.

Net loss per ADS was $0.45 in the first quarter of 2015, compared with net loss per ADS of $0.19 in the same quarter of 2014. Each ADS represents two ordinary shares.

Non-GAAP net loss was $8.7 million in the first quarter of 2015, compared with non-GAAP net loss of $7.6 million in the first quarter of 2014.

Non-GAAP net loss per ADS was $0.18 in the first quarter of 2015, compared with non-GAAP net loss per ADS of $0.15 in the first quarter of 2014.

For the quarter ended March 31, 2015, the Company’s weighted average number of ADSs used in computing the loss per ADS was 48,109,578.

As of March 31, 2015, the Company had cash and cash equivalents, term deposits and restricted cash of $67.7 million, which is equivalent to approximately $1.41 per ADS. This compares with $83.4 million as of December 31, 2014.

Share Repurchase Program

On December 16, 2013, the Company announced a $20 million share repurchase program. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month period through December 15, 2015.  As of March 31, 2015, the Company had repurchased a total of $13.9 million of its ADSs.

Business Outlook

For the second quarter of 2015, based on estimated changes in foreign exchange rates, the Company expects net revenues to be between $78 million and $81 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions and focus on profitability, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Friday June 5, 2015 to discuss its financial results and operating performance for the first quarter of 2015. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004
Hong Kong Toll Free: 800-906-601
Mainland China: 400-620-8038
International: +65-6723-9381
Passcode: 53345713

A telephone replay will be available two hours after the conclusion of the conference call through 8:59 a.m., Eastern Time on June 13, 2015. The dial-in details are:

US: +1-646-254-3697
Hong Kong: +852-3051-2780
International: +61-2-8199-0299
Passcode: 53345713

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website athttp://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com,www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen
Ms. Xiaoyan Su
Tel: +86 (10) 5900 3429
Email: ir@lightinthebox.com

OR

Christensen
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net revenues, non-GAAP gross profit, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net revenues is net revenues excluding foreign exchange impact on net revenues. Non-GAAP gross profit is gross profit excluding foreign exchange impact on net revenues. Non-GAAP loss from operations is loss from operations excluding foreign exchange impact on net revenues and share-based compensation. Non-GAAP net loss is net loss excluding the foreign exchange impact on net revenues and share-based compensation. Non-GAAP net loss per basic and diluted ADS is non-GAAP net loss divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues and non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of March 31,
	2014	2015
ASSETS
Current Assets
Cash and cash equivalents	75,358	54,510
Term deposit	5,802	11,256
Restricted cash	2,267	1,940
Accounts receivable	695	829
Inventories, net	9,845	11,344
Prepaid expenses and other current assets	5,189	6,368
Total current assets	99,156	86,247
Property and equipment, net	3,664	3,510
Acquired intangible assets, net	249	232
Goodwill	690	690
Long-term deposit	708	708
Long-term investment	—	2,110
TOTAL ASSETS	104,467	93,497

LIABILTIES
Current Liabilities
Accounts payable	25,236	31,130
Advance from customers	10,979	14,718
Accrued expenses and other current liabilities	25,069	28,683
Total current liabilities	61,284	74,531
TOTAL LIABILITIES	61,284	74,531

EQUITY
Ordinary shares	7	7
Treasury shares, at cost	(10,957)	(13,878)
Additional paid-in capital	155,872	156,176
Accumulated deficit	(101,608)	(123,212)
Accumulated other comprehensive loss	(131)	(127)
TOTAL EQUITY	43,183	18,966
TOTAL LIABILITIES AND EQUITY	104,467	93,497

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	March 31,	March 31,
	2014	2015
Net revenues	81,544	87,612
Cost of goods sold	(47,876)	(57,853)
Gross profit	33,668	29,759
Operating expenses
Fulfillment	(4,963)	(6,885)
Selling and marketing	(25,932)	(31,551)
General and administrative	(11,396)	(12,753)
Total operating expenses	(42,291)	(51,189)
Loss from operations	(8,623)	(21,430)
Exchange loss on offshore bank accounts	(1,286)	(502)
Interest income	705	328
Loss before income taxes	(9,204)	(21,604)
Income taxes expenses	(21)	—
Net loss	(9,225)	(21,604)

Weighted average numbers of shares used in calculating loss per ordinary share
— Basic	99,455,915	96,219,155
— Diluted	99,455,915	96,219,155

Net loss per ordinary share
— Basic	(0.09)	(0.22)
— Diluted	(0.09)	(0.22)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
— Basic	(0.19)	(0.45)
— Diluted	(0.19)	(0.45)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	March 31,	March 31,
	2014	2015
Net revenues	81,544	87,612
Foreign exchange impact on net revenues*	186	11,684
Non-GAAP net revenues	81,730	99,296

Gross profit	33,668	29,759
Foreign exchange impact on net revenues*	186	11,684
Non-GAAP gross profit	33,854	41,443

Loss from operations	(8,623)	(21,430)
Foreign exchange impact on net revenues*	186	11,684
Share-based compensation expenses	1,404	276
One-time severance cost	—	935
Non-GAAP loss from operations	(7,033)	(8,535)

Net loss	(9,225)	(21,604)
Foreign exchange impact on net revenues*	186	11,684
Share-based compensation expenses	1,404	276
One-time severance cost	—	935
Non-GAAP net loss	(7,635)	(8,709)

Non-GAAP weighted average numbers of shares used in calculating net loss per ordinary share
— Basic	99,455,915	96,219,155
— Diluted	99,455,915	96,219,155
Non-GAAP net loss per ordinary share
— Basic	(0.08)	(0.09)
— Diluted	(0.08)	(0.09)
Non-GAAP net loss per ADS (2 ordinary shares equal to 1 ADS)
— Basic	(0.15)	(0.18)
— Diluted	(0.15)	(0.18)

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of March 2015 will be calculated by the average of the daily exchange rates in March 2014 times the respective original foreign currency net revenues in March 2015.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	March 31,	March 31,
	2014	2015
Net loss	(9,225)	(21,604)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	404	524
Share-based compensation	1,404	276
Exchange loss on offshore bank accounts	1,286	502
Changes in operating assets and liabilities
Accounts receivable	(615)	(139)
Inventories, net	47	(1,499)
Prepaid expenses and other current assets	(976)	(1,155)
Accounts payable	(998)	5,893
Advance from customers	4,398	3,739
Accrued expense and other current liabilities	1,035	3,605
Long-term deposit	(82)	—
Net cash used in operating activities	(3,322)	(9,858)
Cash flows from investing activities
Purchase of property and equipment	(754)	(351)
Maturity of term deposit	—	23,143
Purchase of term deposit	(662)	(28,693)
(Deposit) withdrawal in restricted cash	(17)	326
Payment for long term investment	—	(2,097)
Net cash used in investing activities	(1,433)	(7,672)
Cash flows from financing activities
Proceeds from exercise of share options	133	10
Repurchase of ordinary shares	—	(2,921)
Net cash provided by (used in) financing activities	133	(2,911)
Effect of exchange rate changes on cash and cash equivalents	(129)	(407)
Cash and cash equivalents at beginning of period	23,745	75,358
Cash and cash equivalents at end of period	18,994	54,510